Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Amendment No. 2 to the Registration Statement (No. 333-228645) of Priority Technology Holdings, Inc. of our report dated April 18, 2018, except for the effect of the 2018 Business Combination and Recapitalization disclosures in Notes 1, 12, 14 and 17 as to which the date is November 30, 2018, relating to the consolidated financial statements of Priority Technology Holdings, Inc. and Subsidiaries (formerly known as Priority Holdings, LLC and Subsidiaries) appearing in the Prospectus/Offer to Exchange, which is part of this Registration Statement.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus/Offer to Exchange.

/s/ RSM US LLP

Atlanta, Georgia

January 22, 2019